U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

June 28, 2011

VIA EDGAR TRANSMISSION

Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Contravisory Strategic Equity Fund (the “Fund”)

Dear Mr. Minore:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your June 10, 2011 comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 399 to its registration statement.  PEA No. 399 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on April 15, 2011, and is designated to become effective on June 29, 2011.  The purpose of PEA No. 399 was to register the Fund as a new series of the Trust.  The Trust is filing this PEA No. 408 under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus (Summary Section)

1.	In footnote 1 to the Fees and Expenses table regarding “Other Expenses,” please delete the word “customary.”

The Trust responds by deleting the word “customary” from the footnote.

2.
Please clarify in footnote 2 to the Fees and Expenses table that any existing acquired fund fees and expenses (“AFFE”) or interest expenses are included in the line item entitled “Total annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

The Trust responds by clarifying that any existing AFFE or interest expenses are included in the line item entitled “Total annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

3.
The staff noted that the Fund is permitted to invest in exchange traded funds (“ETFs”).  Please confirm supplementally that the Fund’s estimated investments in ETFs are not expected to result in AFFE exceeding 0.01% of the Fund’s average annual total expenses for the first year of operations.  Alternatively, please include a line item in the Fees and Expenses table reflecting the estimated expenses associated with AFFE in connection with the Fund’s investments in ETFs.

Contravisory Investment Management, Inc. (the “Advisor”) has informed the Trust that it does not expect the Fund’s investments in ETFs for the first year of operations to exceed 0.01% of the Fund’s average annual total expenses.  Accordingly, no additional line item has been added to the Fees and Expenses table.

4.
Please state supplementally whether the Fund will be following a strategy reflective of the Advisor’s name—Contravisory.  If so, please add disclosure under the Principal Investment Strategies that explains the “contra” strategy.

The Advisor relies on a trend following discipline which at times can lead to investment decisions that could be considered contrary to current popular opinion.  The contrary nature of the investment process is a byproduct of the research process rather than a contrary overlay.  Accordingly, the Advisor believes the disclosure as provided is adequate.

5.
Under the discussion of the Fund’s Principal Investment Strategies, the last sentence states that the Fund can invest “without regard to a company’s market capitalization or whether the stock is considered growth versus value.”  Please also indicate whether the Fund can invest across all industries.

Per the Advisor, the Fund may invest across all industries.  Accordingly, the Trust responds by adding clarifying language stating that fact as suggested.

6.	Under the discussion of the Fund’s Principal Investment Strategies, please provide a clear description of the Fund’s “sell” strategy.

The Trust responds by adding the following sentence to the Principal Investment Strategies:  “The Advisor will consider selling a security if it believes the security is no longer consistent with the Fund’s objective or no longer meets its valuation criteria.”

7.
Under the discussion of the Fund’s Principal Investment Strategies, a sentence reads as follows:  “This trend analysis reflects what the Advisor believes are the two primary drivers of stock price behavior: the underlying company fundamentals and investor sponsorship (or psychology).”  Please explain how the Advisor measures investor “psychology.”

Per the Advisor, “investor psychology” is judged by the relative price action of stocks.  To the Advisor, an up-trending stock price assumes a positive psychology associated with the accumulation.  Likewise, a down-trending relative price assumes a negative investor psychology with respect to the stock.  The Trust has added disclosure to the Prospectus with this definition.

8.	The Principal Investment Strategies indicate that the Fund may invest up to 20% of its assets in foreign securities. If applicable, please state that such assets include emerging markets.

The Trust has confirmed that the Fund is permitted to invest in emerging markets, but does not expect such investment to amount to 20% of the Fund’s assets.  For that reason, the Trust has chosen to maintain the disclosure regarding emerging markets in the Fund’s Statement of Additional Information.

Prospectus (Principal Investment Strategies)

9.	In the expanded discussion of the Principal Investment Strategies (page 5), please indicate that the ETFs in which the Fund will invest will have their own “80% policy” to invest equity securities.

The Advisor has confirmed that any ETFs in which the Fund will invest will be principally invested (i.e., have at least 80% of its assets) in equity securities.

Prospectus (Management of the Fund)

10.	In the section discussing the Fund’s portfolio managers on page 8, please indicate the relationship between William Noonan and Phillip Noonan.

The Trust responds by inserting a sentence under the biographies of both men stating that they are brothers, as suggested.

11.	In the section discussing the Advisor’s prior performance on page 9, please consider changing the sub-heading name to “The Advisor’s Related Performance of Similar Accounts.”

The Trust responds by revising the sub-heading name as suggested.

12.	In the section discussing the Advisor’s prior performance on page 9, please consider redefining the composite so that it is not too similar to the name of the Fund.

The Trust responds by revising the defined name of the composite so that it is referenced as the “Advisory Composite” throughout the prospectus.

13.
In the first and third paragraphs of the section discussing the Advisor’s prior performance on page 9, please indicate if appropriate, that the Advisory Composite includes any funds, as well as discretionary accounts.

The Advisor has confirmed that the disclosure is accurate as written.  The Advisor does not manage any other funds; accordingly, the only types of accounts comprising the Advisory Composite are discretionary accounts, as stated.

14.	In the fifth paragraph discussing the Advisor’s prior performance on page 10, please clarify that using the Fund’s expense structure would have lowered the performance results presented in the table.

The Trust responds by revising disclosure as suggested.

15.	In the section discussing the Advisor’s prior performance on page 10, please revise the heading to the table to refer to “Average Annual Total Returns” instead of “Annualized Returns.”

The Trust responds by revising the table heading name as suggested.

Prospectus (Shareholder Information)

16.	In the section How to Redeem Shares through a Financial Intermediary on page 17, please revise the third sentence to delete the reference to “the Fund.”

The Trust responds by revising the sentence as suggested.

Statement of Additional Information (“SAI”) (Investment Policies and Risks)

17.	On page 13 under “Reverse Repurchase Agreements,” please indicate that the Fund may only invest up to 1/3 of its assets in such securities.

The Trust responds by making the change as suggested.

18.
Under “Securities Lending” on page 14, please expand on the statement that the listed conditions to participate in securities lending “may be subject to future modification.”  From whom might those modifications come?  Also, what notifications, if any, will shareholders be provided regarding such modifications?

The Trust responds by noting that as stated in the SAI, the Fund has no present intent to participate in securities lending.  Nevertheless, the Trust has added disclosure clarifying that the reference to modifications refers to any modifications the SEC may make to the conditions which must be met for a fund to participate in securities lending.  Should the Fund’s intent to participate in securities lending change, the Trust supplementally confirms that it will notify shareholders by filing a supplement to the SAI.  Similarly, should any SEC conditions for participating in securities lending change as provided in the SAI, the Trust will notify shareholders of the change by filing a supplement to the SAI.

19.
Under “Securities Lending” on page 14, please clarify why the Fund may be required “to invest in collateralized debt or other securities that bear the risk of loss of principal.”  Additionally, if applicable, please consider adding disclosure that the collateral agent shares in the returns of loaned securities, but the Fund alone realizes any losses.

The Trust responds by noting that as stated in the SAI, the Fund has no present intent to participate in securities lending.  Nevertheless, the Trust responds by clarifying that should the Fund participate in securities lending, it will invest its cash collateral only in investments that are consistent with the investment objectives, principal investment strategies and investment policies of the Fund.  All investments made with the cash collateral received are subject to the risks associated with such investments.  The Trust notes that because there is no actual Securities Lending Agreement in place, it is unable to make any representations at this time regarding the terms under which a collateral agent may enter such an agreement.

20.	Under “Investment Restrictions” on page 16 of the SAI, please include the Fund’s diversification policy as one of the Fund’s fundamental restrictions.

The Trust responds by adding the policy as suggested.

21.
Under “Investment Restrictions” on page 17 of the SAI, please rephrase the sentence regarding the actions the Board may take to maintain liquidity to state “the Board will take what actions, if any are appropriate to maintain adequate liquidity.”

The Trust responds by making the change as suggested.

Part C

22.	Please be sure to add all outstanding exhibits including the Operating Expense Limitation Agreement.

The Trust responds by filing all required exhibits.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul, Hastings Janofsky, & Walker LLP